FINANCIAL STATEMENTS With Report of Independent Registered Public Accounting Firm GULF COAST EXPRESS PIPELINE LLC As of December 31, 2020 and 2019 and For the Years Ended December 31, 2020, and 2019 and the Unaudited Period from October 13, 2017 (Inception) to December 31, 2018

GULF COAST EXPRESS PIPELINE LLC TABLE OF CONTENTS Page Number Report of Independent Registered Public Accounting Firm 1 Financial Statements Statements of Income 3 Balance Sheets 4 Statements of Cash Flows 5 Statements of Members’ Equity 6 Notes to Financial Statements 7

Report of Independent Registered Public Accounting Firm Board of Directors and Members Gulf Coast Express Pipeline LLC Houston, Texas Opinion on the Financial Statements We have audited the accompanying balance sheets of Gulf Coast Express Pipeline LLC (the “Company”) as of December 31, 2020 and 2019, the related statements of income, members’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit

2 committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters. Emphasis of Matter – Significant Transactions with Related Parties As discussed in Note 4 to the financial statements, the Company has entered into significant transactions with related parties. We have served as the Company's auditor since 2020. Houston, Texas February 19, 2021 /s/ BDO USA, LLP

GULF COAST EXPRESS PIPELINE LLC STATEMENTS OF INCOME (In thousands) Year Ended December 31, October 13, 2017 (Inception) to December 31, 2018 2020 2019 (Unaudited) Revenues $ 366,185 $ 132,103 $ 2,609 Operating Costs and Expenses Operations and maintenance 7,409 1,900 16 Depreciation and amortization 59,456 19,272 244 General and administrative 7,058 2,194 172 Taxes, other than income taxes 26,043 681 — Total Operating Costs and Expenses 99,966 24,047 432 Operating Income 266,219 108,056 2,177 Other Income (Expense) Interest income 132 1,577 1,508 Other — 639 95 Total Other Income 132 2,216 1,603 Income Before Taxes 266,351 110,272 3,780 Income Tax Expense (1,395) (275) — Net Income $ 264,956 $ 109,997 $ 3,780 The accompanying notes are an integral part of these financial statements. 3

GULF COAST EXPRESS PIPELINE LLC BALANCE SHEETS (In thousands) December 31, 2020 2019 ASSETS Current assets Cash and cash equivalents $ 21,626 $ 32,764 Accounts receivable 13,585 10,674 Accounts receivable from affiliates 17,522 28,415 Natural gas imbalance receivable 7,065 546 Other current asset 112 13 Total current assets 59,910 72,412 Property, plant and equipment, net 1,714,062 1,766,129 Other non-current assets — 21 Total Assets $ 1,773,972 $ 1,838,562 LIABILITIES AND MEMBERS’ EQUITY Current liabilities Accounts payable $ 2,389 $ 42,714 Accrued taxes, other than income taxes 18,642 3,434 Natural gas imbalance payable 9,921 722 Other current liabilities 2,045 1,258 Total current liabilities 32,997 48,128 Long-term liabilities and deferred credits 526 605 Total Liabilities 33,523 48,733 Commitments and contingencies (Note 6) Members’ Equity 1,740,449 1,789,829 Total Liabilities and Members’ Equity $ 1,773,972 $ 1,838,562 The accompanying notes are an integral part of these financial statements. 4

GULF COAST EXPRESS PIPELINE LLC STATEMENTS OF CASH FLOWS (In thousands) Year Ended December 31, October 13, 2017 (Inception) to December 31, 2018 2020 2019 (Unaudited) Cash Flows From Operating Activities Net income $ 264,956 $ 109,997 $ 3,780 Adjustment to reconcile net income to net cash provided by operating activities: Depreciation and amortization 59,456 19,272 244 Changes in components of working capital: Accounts receivable 7,982 (37,447) (1,642) Accounts payable (86) 868 465 Accrued taxes, other than income 15,184 3,457 — Other current assets and liabilities 3,367 447 974 Other long-term assets and liabilities (56) 286 298 Net Cash Provided by Operating Activities 350,803 96,880 4,119 Cash Flows From Investing Activities Capital expenditures (47,605) (1,172,136) (572,151) Net Cash Used in Investing Activities (47,605) (1,172,136) (572,151) Cash Flows From Financing Activities Contributions from Members 10,722 1,135,128 642,226 Distributions to Members (325,058) (101,302) — Net Cash (Used in) Provided by Financing Activities (314,336) 1,033,826 642,226 Net (Decrease) Increase in Cash and Cash Equivalents (11,138) (41,430) 74,194 Cash and Cash Equivalents, beginning of period 32,764 74,194 — Cash and Cash Equivalents, end of period $ 21,626 $ 32,764 $ 74,194 Non-cash Investing and Financing Activities Net increase in property, plant, and equipment accruals $ 257,742 The accompanying notes are an integral part of these financial statements. 5

GULF COAST EXPRESS PIPELINE LLC STATEMENTS OF MEMBERS’ EQUITY (In thousands) Year Ended December 31, October 13, 2017 (Inception) to December 31, 2018 2020 2019 (Unaudited) Beginning Balance $ 1,789,829 $ 646,006 $ — Net income 264,956 109,997 3,780 Contributions 10,722 1,135,128 642,226 Distributions (325,058) (101,302) — Ending Balance $ 1,740,449 $ 1,789,829 $ 646,006 The accompanying notes are an integral part of these financial statements. 6

GULF COAST EXPRESS PIPELINE LLC NOTES TO FINANCIAL STATEMENTS 1. General We are a Delaware limited liability company, formed on October 13, 2017. When we refer to “us,” “we,” “our,” “the Company,” or “GCX,” we are describing Gulf Coast Express Pipeline LLC. The Members’ interests in us are as follows: • 34% - Kinder Morgan Texas Pipeline LLC (KMTP), an indirect subsidiary of Kinder Morgan, Inc. (KMI); • 25% - DCP GCX Pipeline LLC (DCP), an indirect subsidiary of DCP Midstream, LP; • 25% - Targa GCX Pipeline LLC (Targa), an indirect subsidiary of Targa Resources Corp.; and • 16% - Altus Midstream LP (Altus), a subsidiary of Apache Corporation. We were formed to develop, construct, own, operate and maintain the GCX Pipeline system. Beginning in Waha Hub near Coyanosa, Texas in the Permian Basin and extending to Agua Dulce, Texas, the 522-mile pipeline is designed to transport approximately 2 billion cubic feet per day of natural gas. The first 9 miles of the Midland Lateral (Phase 1 facilities) were placed in service in August 2018 and the remaining 40 miles was placed in service (Phase 1A facilities) in April 2019. The project was placed in full commercial operations in September 2019. 2. Summary of Significant Accounting Policies Basis of Presentation We have prepared our accompanying financial statements in accordance with the accounting principles contained in the Financial Accounting Standards Board’s Accounting Standards Codification, the single source of United States Generally Accepted Accounting Principles and referred to in this report as the Codification. Additionally, certain amounts from the prior year have been reclassified to conform to the current presentation. Management has evaluated subsequent events through February 19, 2021, the date the financial statements were available to be issued. Coronavirus Diseases 2019 (COVID-19) The COVID-19 pandemic-related reduction in energy demand and the dramatic decline in commodity prices that began in the first quarter of 2020 has continued to cause disruptions and volatility. Sharp declines in the supply of and demand for energy related commodities due to the economic shutdown in the wake of the pandemic also affected the energy industry during 2020, and continues to do so. Further, significant uncertainty remains regarding the duration and extent of the impact of the pandemic (including the timing and distribution of vaccines) on the energy industry, including demand and prices for hydrocarbons. Use of Estimates Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosures, including as it relates to contingent assets and liabilities at the date of our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Certain accounting policies are of more significance in our financial statement preparation process than others, and set out below are the principal accounting policies we apply in the preparation of our financial statements. 7

Cash Equivalents We define cash equivalents as all highly liquid short-term investments with original maturities of three months or less. Allowance for Credit Losses Effective with our adoption of Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments–Credit Losses” on January 1, 2020, we evaluate our financial assets measured at amortized cost and off-balance sheet credit exposures for expected credit losses over the contractual term of the asset or exposure. We consider available information relevant to assessing the collectability of cash flows including the expected risk of credit loss even if that risk is remote. We measure expected credit losses on a collective (pool) basis when similar risk characteristics exist and we reflect the expected credit losses on the amortized cost basis of the financial asset as of the reporting date. Our financial instruments primarily consist of our accounts receivable from customers. We utilized historical analysis of credit losses experienced over the previous five years along with current conditions and reasonable and supportable forecasts of future conditions in our evaluation of collectability of our financial assets. Prior to the adoption of ASU No. 2016-13, generally our evaluation of appropriate reserves for our accounts receivable was based on a historical analysis of uncollected amounts and we recorded adjustments for changed circumstances and customer- specific information. We had no allowance for credit losses recorded as of December 31, 2020 and 2019. Natural Gas Imbalances Natural gas imbalances occur when the amount of natural gas delivered from or received by a pipeline system or storage facility differs from the scheduled amount of gas to be delivered or received. We value these imbalances due to or from shippers and operators at current index prices. Imbalances are settled in cash or made up in-kind. Imbalances due from others are reported on our accompanying Balance Sheets in “Natural gas imbalance receivable.” Imbalances owed to others are reported on our accompanying Balance Sheets in “Natural gas imbalance payable.” We classify all imbalances due from or owed to others as current as we expect to settle them within a year. Property, Plant and Equipment, net Our property, plant and equipment is recorded at its original cost of construction. For constructed assets, we capitalize all construction-related direct labor and material costs, as well as indirect construction costs. The indirect capitalized labor and related costs are an established amount in the Construction Management Agreement (CMA) which represents the estimate of labor and related costs associated with supporting construction projects. We expense costs for routine maintenance and repairs in the period incurred. We use the composite method to depreciate our property, plant and equipment. Under this method, assets with similar economic characteristics are grouped and depreciated as one asset. When property, plant and equipment is retired, accumulated depreciation and amortization is charged for the original costs of the assets in addition to the costs to remove, sell or dispose of the assets, less salvage value. We do not recognize gains or losses upon normal retirement of assets under the composite depreciation method. Asset Retirement Obligations (ARO) We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses. We record, as liabilities, the fair value of ARO on a discounted basis when they are incurred and can be reasonably estimated, which is typically at the time the assets are installed or acquired. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when the asset is taken out of service. 8

We are required to operate and maintain our natural gas pipeline system, and intend to do so as long as supply and demand for such services exists, which we expect for the foreseeable future. Therefore, we believe that we cannot reasonably estimate the ARO for the substantial majority of our assets because these assets have indeterminate lives. We continue to evaluate our ARO and future developments could impact the amounts we record. We had no ARO recorded as of December 31, 2020 and 2019. Long-lived Asset Impairments We evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying values may not be recovered. These events include changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in market conditions or in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of the carrying value of our long-lived asset based on the long-lived asset's ability to generate future cash flows on an undiscounted basis. If an impairment is indicated, or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of the asset downward, if necessary, to its estimated fair value. Our fair value estimates are generally based on assumptions market participants would use, including market data obtained through the sales process or an analysis of expected discounted future cash flows. There were no impairments for the years ended December 31, 2020 and 2019, and for the period from October 13, 2017 (Inception) to December 31, 2018 (Unaudited). Revenue Recognition Revenue from Contracts with Customers We review our contracts with customers using the following steps to recognize revenue based on the transfer of goods or services to customers and in amounts that reflect the consideration the company expects to receive for those goods or services. The steps include: (i) identify the contract; (ii) identify the performance obligations of the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and then (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management judgment and an analysis of the contract’s material terms and conditions. Our revenues are generated from the transportation of natural gas under firm service customer contracts with take-or-pay elements (principally for capacity reservation) where both the price and quantity are fixed. Generally, for these contracts: (i) our promise is to transfer (or stand ready to transfer) a series of distinct integrated services over a period of time, which is a single performance obligation; (ii) the transaction price includes both fixed and/or variable consideration which is determinable at contract inception and/or at each month end based on our right to invoice at month end for the value of services provided to the customer that month; and (iii) the transaction price is recognized as revenue over the service period specified in the contract as the services are rendered. In these arrangements, the customer is obligated to pay for services associated with its take-or-pay obligation regardless of whether or not the customer chooses to utilize the service in that period. Because we make the service continuously available over the service period, we recognize the take-or-pay amount as revenue ratably over such period based on the passage of time. The natural gas we receive under our transportation contracts remains under the control of our customers. Under firm service contracts, the customer generally pays a two-part transaction price that includes (i) a fixed fee reserving the right to transport natural gas in our facilities up to contractually specified capacity levels (referred to as “reservation”) and (ii) a fee- based per-unit rate for quantities of natural gas actually transported in excess of contractual quantities. In our firm service contracts we generally promise to provide a single integrated service each day over the life of the contract, which is fundamentally a stand-ready obligation to provide services up to the customer’s reservation capacity prescribed in the contract. Our customers have a take-or-pay payment obligation with respect to the fixed reservation fee component, regardless of the quantities they actually transport. On interruptible service contracts, there is no fixed fee associated with these transportation services because the customer accepts the possibility that service may be interrupted at our discretion in order to serve customers who have firm service contracts. We do not have an obligation to perform under interruptible customer arrangements until we accept and schedule the customer’s request for periodic service. The customer pays a transaction price based on a fee- based per-unit rate for the quantities actually transported. 9

Contract Balances Contract assets and contract liabilities are the result of timing differences between revenue recognition, billings and cash collections. Our contract liabilities are related to capital improvements paid for in advance by certain customers, which we recognize as revenue on a straight-line basis over the initial term of the related customer contracts. Refer to Note 5 for further information. Environmental Matters We capitalize or expense, as appropriate, environmental expenditures. We capitalize certain environmental expenditures required to obtain rights-of-way, regulatory approvals or permitting as part of the construction of facilities we use in our business operations. We accrue and expense environmental costs that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We generally do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our accrual of these environmental liabilities coincides with either our completion of a feasibility study or our commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable. We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. We also routinely adjust our environmental liabilities to reflect changes in previous estimates. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us, and potential third- party liability claims we may have against others. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are reasonably determinable. We are subject to environmental cleanup and enforcement actions from time to time. In particular, the Comprehensive Environmental Response, Compensation and Liability Act generally imposes joint and several liability for cleanup and enforcement costs on current and predecessor owners and operators of a site, among others, without regard to fault or the legality of the original conduct, subject to the right of a liable party to establish a “reasonable basis” for apportionment of costs. Our operations are also subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in our operations, and there can be no assurance that we will not incur significant costs and liabilities. Moreover, it is possible that other developments could result in substantial costs and liabilities to us, such as increasingly stringent environmental laws, regulations and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations. Although it is not possible to predict the ultimate outcomes, we believe that the resolution of environmental matters, and other matters to which we are a party, will not have a material adverse effect on our business. We had no accruals for any outstanding environmental matters as of December 31, 2020 and 2019. Income Taxes We are a limited liability company that is treated as a partnership for income tax purposes and are not subject to federal or state income taxes. Accordingly, no provision for federal or state income taxes has been recorded in our financial statements. The tax effects of our activities accrue to our Members who report on their individual federal income tax returns their share of revenues and expenses. However, we are subject to Texas margin tax (a revenue based calculation), which is presented as “Income Tax Expense” on our accompanying Statements of Income. 10

3. Property, Plant and Equipment, net Our property, plant and equipment, net consisted of the following: Annual Depreciation Rates December 31, 2020 2019% (In thousands) Transmission facilities 3.33 $ 1,772,123 $ 1,710,399 Intangible plant 3.33 16,103 14,848 General plant 10.0 - 20.0 3,559 3,104 Accumulated depreciation and amortization (78,973) (19,517) 1,712,812 1,708,834 Land 283 283 Construction work in progress(a) 967 57,012 Property, plant and equipment, net $ 1,714,062 $ 1,766,129 (a) Includes a net decrease in accruals of approximately $40,215,000 in 2020 as compared to 2019. 4. Related Party Transactions LLC Agreement Under the terms of the LLC Agreement, KMTP, DCP, Targa and Altus are obligated to make capital contributions to fund the construction of our pipeline. Affiliate Agreements As of December 20, 2017, we entered into a CMA and an Operations and Maintenance Agreement (OMA) with KMTP to develop and construct the GCX pipeline and upon completion of each phase facility, to operate, maintain and administer the GCX pipeline. Pursuant to the CMA, we paid KMTP a capital overhead fee payable in monthly installments, which began in February 2018 and continued through the completion of the construction phases. Pursuant to the OMA, we pay KMTP an annual corporate overhead charge in monthly installments. Affiliate Balances and Activities We do not have employees. Employees of KMI provide services to us. In accordance with our governance documents, we reimburse KMI at cost. The following table summarizes our other balance sheet affiliate balances not presented separately on the accompanying Balance Sheets: December 31, 2020 2019 (In thousands) Natural gas imbalance receivable $ 6,839 $ 147 Accounts payable 272 636 Natural gas imbalance payable 9,524 655 11

The following table shows revenues and costs from our affiliates: Year Ended December 31, October 13, 2017 (Inception) to December 31, 2018 2020 2019 (Unaudited) (In thousands) Revenues $ 206,804 $ 95,315 $ 1,549 Operations and maintenance 2,379 705 11 General and administrative(a) 6,092 1,754 59 Capitalized costs(a) 898 27,623 16,347 (a) Includes costs associated with the affiliate agreements described above. Subsequent Event In January 2021, we made distributions to our Members totaling $27,712,000. 5. Revenue Recognition Disaggregation of Revenues The following table presents our revenues disaggregated by revenue source and type of revenue for each revenue source: Year Ended December 31, 2020 2019 2018(a) (Unaudited) (In thousands) Revenue from contracts with customers Services Firm services $ 363,007 $ 96,027 $ 2,603 Fee-based services 3,196 35,766 6 Other (18) 310 — Total revenues from contracts with customers $ 366,185 $ 132,103 $ 2,609 (a) We had no revenues during the period from October 13, 2017 (Inception) to December 31, 2017. Revenue began with August 2018 Phase 1 facilities in-service date. Contract Balances We did not have any contract assets as of December 31, 2020 and 2019. As of December 31, 2020 and 2019, our contract liability balances were $592,000 and $640,000, respectively. Of the contract liability balance at December 31, 2019, $48,000 was recognized as an adjustment to revenue during the year ended December 31, 2020. 12

Revenue Allocated to Remaining Performance Obligations

The following table presents our estimated revenue allocated to remaining performance obligations for contracted revenue that has not yet been recognized, representing our "contractually committed" revenue as of December 31, 2020 that we will invoice or transfer from contract liabilities and recognize in future periods:

Year		**Estimated Revenue**
		(In thousands)
2021	$	362,573
2022		362,573
2023		362,573
2024		363,566
2025		362,573
Thereafter		1,357,202
Total	$	3,171,060

Our contractually committed revenue, for purposes of the tabular presentation above, is generally limited to service customer contracts which have fixed pricing and fixed volume terms and conditions, generally including contracts with take-or-pay payment obligations. Our contractually committed revenue amounts generally exclude, based on the following practical expedient that we elected to apply, remaining performance obligations for contracts with variable volume attributes in which such variable consideration is allocated entirely to a wholly unsatisfied performance obligation.

Major Customers

The following table presents revenues from our largest customers, each of which exceeded 10% of our revenues as determined for each year individually and irrespective of the other periods presented below:

	Year Ended December 31,				**October 13, 2017 (Inception) to December 31, 2018**	
	2020		**2019**		**(Unaudited)**	
			(In thousands)			
Revenues from largest affiliated customer (number one)	$	66,796	$	29,546	$	1,549
Revenues from largest affiliated customer (number two)		53,143		28,805		
Revenues from largest affiliated customer (number three)		43,972		17,836		
Revenues from largest affiliated customer (number four)		42,623				
Revenues from largest non-affiliated customer		56,222		18,049		882

6. Litigation and Commitments

We are party to various legal, regulatory and other matters arising from the day-to-day operations of our business that may result in claims against the Company. Although no assurance can be given, we believe, based on our experiences to date and taking into account established reserves, that the ultimate resolution of such items will not have a material adverse impact on our business. We believe we have meritorious defenses to the matters to which we are a party and intend to vigorously defend the Company. When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such contingencies based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range. We disclose contingencies where an adverse outcome may be material, or in the judgment of management, we conclude the matter should otherwise be disclosed.

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Legal Proceeding Dispute with Pipe Supplier In January 2018, GCX entered into an agreement with Borusan Mannesmann Boru Sanayi ve Ticaret A.S. (Borusan), a steel pipe producer in Turkey, under which Borusan supplied highly specialized steel pipe for the GCX project. Total pipe costs are approximately $172.5 million. During March 2018, the U.S. government, pursuant to Section 232 of the Trade Expansion Act of 1962 (Section 232), announced a 25% tariff on steel imported from Turkey, including steel pipe. The tariff was later increased to 50%. The amount of the Section 232 tariff applicable to the pipe supplied by Borusan to GCX is $74.3 million. GCX and Borusan each allege the other party is responsible to pay the tariff. During May 2018, GCX made a request to the U.S. Department of Commerce (DOC) for an exclusion from the Section 232 tariffs. On April 23, 2019, GCX was informed that its request for an exclusion was denied. On June 11, 2019, GCX resubmitted its request for an exclusion from the Section 232 tariff. GCX took possession of the Borusan supplied pipe in February 2019. Thereafter, GCX both exercised its legal right to set off the amount of the disputed tariff from unpaid invoices sent to GCX by Borusan and demanded that Borusan reimburse GCX for the amount of the tariff previously paid by GCX to Borusan. GCX is currently setting off $37.2 million from the amount Borusan claims it is owed and demanding that Borusan return $37.1 million to GCX. On January 28, 2020, GCX filed a lawsuit against Borusan in the U.S. District Court for the Southern District of Texas alleging breach of contract and seeking a judicial declaration of GCX’s rights under the parties’ agreement. On May 22, 2020, the DOC approved GCX’s request for an exclusion from the Section 232 tariff. GCX and Borusan are taking steps to secure refunds of the Section 232 tariffs paid from the U.S. Bureau of Customs and Border Protection, and the lawsuit has been stayed while GCX and Borusan do so. The case is captioned Gulf Coast Express Pipeline, LLC v. Borusan Mannesmann Boru Sanayi Ve Ticaret A.S. General We had no accruals for any outstanding legal proceedings as of December 31, 2020 and 2019. Commitments As of December 31, 2020, we had capital commitments of approximately $2,377,000, for purchases related to construction work in progress. 14